Proskauer Rose LLP Eleven Times Square New York, NY 10036

December 13, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Emily Rowland

Re: BNY Mellon Municipal Funds, Inc. (811-06377)

Registration Statement on Form N-14 (333-275982)

On behalf of BNY Mellon Municipal Funds, Inc. (the "Registrant"), BNY Mellon Investment Adviser, Inc. is transmitting herewith requests that the Registrant's registration statement on Form N-14 (the "Registration Statement"), filed December 11, 2023, be declared effective on December 14, 2023 or as soon as it may be practicable and, in any event, on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, may determine. The Registration Statement contains a Prospectus/Information Statement (the "Prospectus/Information Statement") relating to the reorganization of BNY Mellon Municipal Bond Fund (the "Fund"), a series of BNY Mellon Municipal Bond Funds, Inc. (the "Company"), with and into BNY Mellon AMT-Free Municipal Bond Fund (the "Acquiring Fund"), a series of the Registrant (the "Reorganization").

The Registrant intends to file pursuant to Rule 497 under the Securities Act, as amended, a definitive version of the Prospectus/Information Statement reflecting comments received from the Staff of the Securities and Exchange Commission on December 13, 2023. For convenience, set forth below are those comments provided by the Staff and the Registrant's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

1.	Staff Comment: Please consider deleting the parenthetical "(total expenses of the Acquiring Fund may increase or decrease after such date)" after the statement that the "Acquiring Fund's Class Z shares had a lower total annual expense ratio than the Fund, based on the expenses of each fund as of September 30, 2023" in the Prospectus/Information Statement.

Response: The referenced parenthetical will be deleted in the definitive version of the Prospectus/Information Statement.

2.	Staff Comment: Please consider deleting the disclosure that states Post-Effective Amendment No. 80 to the Company's Registration Statement on Form N-1A, filed on December 22, 2022, is incorporated by reference in the Prospectus/Information Statement.

Response: The referenced disclosure will be deleted in the definitive version of the Prospectus/Information Statement.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

3.	Staff Comment: The Staff notes that the accession number for the Combined Statement of Additional Information may be incorrect. Please provide the correct accession number, if the number provided is incorrect.

Response: The correct accession number will be provided in the definitive version of the Prospectus/Information Statement.

4.	Staff Comment: In the Statement of Additional Information, please delete references to the Fund's Combined Statement of Additional Information and the Fund's Annual Report, as they are not required to be referenced for the Fund in the Statement of Additional Information.

Response: The requested deletions will be made in the definitive version of the Statement of Additional Information.

5.	Staff Comment: Please disclose in the final tax opinion that Proskauer consents to the description of its opinion in the Prospectus/Information Statement.

Response: The final tax opinion will state that Proskauer consents to the description of its opinion in the Prospectus/Information Statement.

* * *

Should members of the Staff have any questions or comments, please contact David Stephens at 212.969.3357.

Very truly yours,

/s/ David Stephens

David Stephens

cc: Jeff Prusnofsky

2